SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)





                           MARKLAND TECHNOLOGIES, INC.
                           ---------------------------
                                (Name of Issuer)



                         Common Stock, $.0001 par value
                          ----------------------------
                         (Title of Class of Securities)



                                   570-658-203
                                  ------------
                                 (CUSIP Number)


                                  April 2, 2004
               ----------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [x] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

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CUSIP No.       570-658-203                                 13G
           --------------------------

1.    Name of Reporting Person

                  Elite Properties Ltd.

         I.R.S. Identification No. of Above Person (entities only)



2.    Check the Appropriate Box if a Member of a Group (a) [ ]
                                                       (b) [x]

3.    SEC Use Only

4.    Citizenship or Place of Organization

                  Anguilla

Number of Shares       5.   Sole Voting Power

 Beneficially               1,083,333 (see Note A)

Owned by Each          6.   Shared Voting Power

Reporting Person            N/A

     With              7.   Sole Dispositive Power

                            1,083,333 (see Note A)

                       8.   Shared Dispositive Power

                            N/A

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,083,333 (see Note A)

10.   Check if the Aggregate Amount in Row 9 Excludes Certain Shares [ ]

11.   Percent of Class Represented by Amount in Row 9 7.76% (see Note A)

12.   Type of Reporting Person

                  CO


ITEM 1      (a)   NAME OF ISSUER

                  MARKLAND TECHNOLOGIES, INC.


            (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  #207
                  54 Danbury Road
                  Ridgefield, CT 06877

ITEM 2      (a)   NAME OF PERSON FILING

                  Elite Properties Ltd.

            (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,

RESIDENCE

                  50 Haoranim St.
                  Ramat Efal, Israel


            (c)   CITIZENSHIP

                  Anguilla

            (d)   TITLE OF CLASS OF SECURITIES

                  Common Stock, $.0001 par value

            (e)   CUSIP NUMBER

                  570-658-203

ITEM 3   If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

         (a)      [ ] Broker or dealer registered under section 15 of the Act

         (b)      [ ] Bank as defined in section 3(a)(6) of the Act

         (c)      [ ] Insurance company as defined in section 3(a)(19) of the
                      Act

         (d)      [  ] Investment company registered under section 8 of the
                       Investment Company Act of 1940

         (e)      [ ] An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E)

         (f)      [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

         (g)      [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

         (h)      [ ] A savings association as defined in section 3(b) of the
                      Federal Deposit Insurance Act

         (i)      [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

         (j)      [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

        If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4   OWNERSHIP

            (a)   Amount beneficially owned:

                  1,083,333 (see Note A)

            (b)   Percent of class:

                  7.76% (see Note A)

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            (c)   Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote:

                       1,083,333 (see Note A)

                  (ii)  Shared power to vote or to direct the vote:

                       N/A

                  (iii) Sole power to dispose or to direct the disposition of:

                       1,083,333 (see Note A)

                  (iv)  Shared power to dispose or to direct the disposition of:

                       N/A

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  N/A

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  N/A

ITEM 9   NOTICE OF DISSOLUTION OF GROUP

                  N/A

ITEM 10  CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        April 15, 2004
                                        --------------------------
                                           (Date)

                                        Elite Properties Ltd.

                                        /s/Shai Granot
                                        --------------------------
                                            (Signature)


                                        Shai Granot, Director
                                        --------------------------
                                            (Name/Title)

                                     NOTE A

Based on information provided by the Issuer, there are currently outstanding 13,965,184 shares of the Common Stock of the Issuer (after taking into account the transaction in which the Reporting Person and certain other entities acquired shares of the Company's Common Stock).

Reporting Person holds currently 1,083,333 shares of the Common Stock of the Issuer, representing 7.76% of the current outstanding shares of Common Stock.

In addition, the Reporting Person holds three year warrants to purchase 1,083,333 shares of Common Stock (the "Warrant"). The Warrants are not exercisable until the earlier of June 6, 2004 or the date the registration statement covering the resale of the shares to be issued upon exercise of the Warrants is declared effective. In addition, the Warrants restrict the rights of the Reporting Person to exercise the Warrants, if, as a result of such exercise (but without giving effect to shares issuable upon exercises not yet submitted), the Reporting Person and its affiliates would have actual ownership of more than 4.99% of the outstanding shares of Common Stock of the Issuer. Accordingly, assuming no change in the outstanding number of shares of Common Stock, the Warrants are not exercisable until the Reporting Person disposes of a significant portion of its holdings.

The Reporting Person disclaims any beneficial interest in or voting rights in the shares of Common Stock of the Issuer held by or issuable upon the exercise of any conversion or other rights held by any other holder of shares or such rights of the Issuer.